Exhibit 99.1

Novo Nordisk to acquire Dicerna Pharmaceuticals including the RNAi research technology platform

Bagsværd, Denmark, 18 November 2021 – Novo Nordisk today announced that it has entered into a definitive agreement to acquire Dicerna Pharmaceuticals (Dicerna). The acquisition of Dicerna’s ribonucleic acid interference (RNAi) platform is a strategic addition to Novo Nordisk’s existing research technology platforms and supports the strategy of using a broad range of technology platforms applicable across all Novo Nordisk’s therapeutic focus areas.

Dicerna is a publicly held company focusing on RNAi-based therapeutics. Using its proprietary GalXC™ and GalXC-Plus™ RNAi technologies, Dicerna develops RNAi-based therapies to selectively silence genes that cause or contribute to disease. Dicerna’s RNAi technology platform enables access to intracellular disease targets across hepatic and extrahepatic cell and tissue types.

In 2019, Novo Nordisk entered a research collaboration with Dicerna to discover and develop RNAi therapies using Dicerna’s proprietary GalXC™ RNAi platform technology. The collaboration between Novo Nordisk and Dicerna encompassed the exploration of more than 30 liver cell targets with the potential to deliver multiple clinical candidates for disorders including non-alcoholic steatohepatitis (NASH), type 2 diabetes, obesity and rare diseases. Novo Nordisk expects to initiate clinical development with the first target in 2022.

Under the terms of the agreement, Novo Nordisk will commence a cash tender offer to acquire all outstanding shares of Dicerna common stock for USD 38.25 per share in cash for a total equity value of approximately USD 3.3 billion.

The transaction will not impact Novo Nordisk’s previously communicated operating profit outlook for 2021 or the ongoing share buyback programme. The transaction will mainly be debt financed.

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888	Internet: www.novonordisk.com CVR no: 24 25 67 90

The acquisition will lead to an increase in research and development costs, with an estimated negative impact on operating profit growth in 2022 of around 3% due to higher operating costs and amortisations of intangible assets.

“The acquisition of Dicerna accelerates Novo Nordisk’s research within RNAi and expands the usage of the RNAi technology,” said Marcus Schindler, PhD, professor, executive vice president and chief scientific officer of Novo Nordisk. “We build on our successful collaboration and by combining Dicerna’s state-of-the-art RNAi drug engine and intracellular delivery with our deep capabilities in disease biology understanding and tissue targeting through peptides and proteins we have the potential to expand our pipeline and deliver life-changing precision medicines for people living with chronic diseases such as diabetes, obesity, cardiovascular disease and NASH as well as rare diseases like endocrine disorders and bleeding disorders”.

“Since the start of our collaboration two years ago, the Dicerna and Novo Nordisk teams have established a strong rapport built on a foundation of mutual respect for one another’s capabilities, culture and expertise,” said Douglas Fambrough, PhD, founder, president and chief executive officer of Dicerna. “The combination of Dicerna’s expertise in RNAi and oligonucleotide therapeutics and highly skilled employees with Novo Nordisk’s industry leadership in developing and commercialising medicines to treat serious chronic diseases, has the potential to significantly accelerate and expand our mission to deliver GalXC RNAi therapies for the benefit of patients and all our stakeholders”.

Under the terms of the acquisition agreement, Novo Nordisk will initiate a tender offer to acquire all outstanding shares of Dicerna. The closing of the tender offer will be subject to certain conditions, including the tender of shares representing a majority of Dicerna’s outstanding shares, receipt of applicable regulatory approvals and other customary conditions. Upon the successful completion of the tender offer, Novo Nordisk’s acquisition subsidiary will merge into Dicerna, and any shares of common stock of Dicerna not tendered into the offer will receive the same USD per share price payable in the tender offer. The transaction is expected to close in the fourth quarter of 2021.

Novo Nordisk is represented by Evercore as financial advisor and Davis Polk & Wardwell LLP as legal advisor.

About Dicerna

Dicerna Pharmaceuticals, Inc. (Nasdaq: DRNA) is a biopharmaceutical company focused on discovering, developing and commercialising medicines that are designed to leverage RNAi to silence selectively genes that cause or contribute to disease. Using the proprietary GalXC™ and GalXC-Plus™ RNAi technologies, Dicerna is committed to developing RNAi-based therapies with the potential to treat both rare and more prevalent diseases. In addition to the internal pipeline

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888	Internet: www.novonordisk.com CVR no: 24 25 67 90

of core discovery and clinical candidates, Dicerna has established collaborative relationships with some of the world’s leading pharmaceutical companies, including Novo Nordisk A/S, Roche, Eli Lilly and Company, Alexion Pharmaceuticals, Inc., Boehringer Ingelheim International GmbH and Alnylam Pharmaceuticals, Inc. Between Dicerna and the collaborative partners, the company currently has more than 20 active discovery, preclinical or clinical programmes focused on cardiometabolic, viral, chronic liver and complement-mediated diseases, as well as neurodegenerative diseases and pain.

Dicerna is headquartered in Lexington, Massachusetts, and employs around 320 people. For more information, please visit www.dicerna.com

About RNAi and the GalXC platform

By silencing disease-causing genes, the GalXC platform has the potential to address conditions that are difficult to treat with other modalities like peptides, proteins or monoclonal antibodies.

Instead of targeting proteins after they have been produced and released, RNAi silences the genes themselves via the specific degradation of the messenger RNA (mRNA) made from the gene. Rather than seeking to inhibit a protein, the RNAi approach can prevent a disease causing protein’s creation, directly impacting disease manifestation.

Initially focused on disease-causing genes in the liver, Dicerna has continued to innovate and is exploring new applications of its RNAi technology with GalXC-Plus. GalXC-Plus expands the functionality of the platform to extrahepatic cell and tissue types, significantly expanding the platform’s potential to treat diseases across multiple therapeutic areas with an origin outside of the liver.

About Novo Nordisk

Novo Nordisk is a leading global healthcare company, founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat diabetes and other serious chronic diseases such as obesity and rare blood and endocrine disorders. We do so by pioneering scientific breakthroughs, expanding access to our medicines, and working to prevent and ultimately cure disease. Novo Nordisk employs about 47,000 people in 80 countries and markets its products in around 170 countries. For more information, visit novonordisk.com, Facebook, Twitter, LinkedIn and YouTube.

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888	Internet: www.novonordisk.com CVR no: 24 25 67 90

Further information

Media:
Mette Kruse Danielsen	+45 3079 3883	mkd@novonordisk.com
Michael Bachner (US)	+1 609 664 7308	mzyb@novonordisk.com

Investors:
Daniel Muusmann Bohsen	+45 3075 2175	dabo@novonordisk.com
Ann Søndermølle Rendbæk	+45 3075 2253	arnd@novonordisk.com
David Heiberg Landsted	+45 3077 6915	dhel@novonordisk.com
Mark Joseph Root	+1 848 213 3219	mjhr@novonordisk.com

Forward looking statements

This communication related to Novo Nordisk, Dicerna and the acquisition of Dicerna by Novo Nordisk, as well as Novo Nordisk’s reports filed with or furnished to the US Securities and Exchange Commission (SEC), including the company’s statutory Annual Report 2020 and Form 20-F both filed with the SEC in February 2021 in continuation of the publication of the Annual Report 2020, and written information released, or oral statements made, to the public in the future by or on behalf of Novo Nordisk, may contain forward-looking statements. Words such as ‘believe’, ‘expect’, ‘may’, ‘will’, ‘plan’, ‘strategy’, ‘prospect’, ‘foresee’, ‘estimate’, ‘project’, ‘anticipate’, ‘can’, ‘intend’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance identify forward-looking statements. Examples of such forward-looking statements include, but are not limited to:

•	statements regarding the business combination and related matters, prospective performance and opportunities, post-closing operations and the outlook for the companies’ businesses,

•	statements of targets, plans, objectives or goals for future operations, including those related to Novo Nordisk’s products, product research, product development, product introductions and product approvals as well as cooperation in relation thereto,

•	statements containing projections of or targets for revenues, costs, income (or loss), earnings per share, capital expenditures, dividends, capital structure, net financials and other financial measures,

•	statements regarding future economic performance, future actions and outcome of contingencies such as legal proceedings, and

•	statements regarding the assumptions underlying or relating to such statements.

These statements are based on current plans, estimates and projections. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. Novo Nordisk cautions that a number of important factors, including those described in this

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888	Internet: www.novonordisk.com CVR no: 24 25 67 90

document, could cause actual results to differ materially from those contemplated in any forward-looking statements.

Factors that may affect future results include, but are not limited to, uncertainties as to the timing of the tender offer and merger, uncertainties as to how many of Dicerna’s stockholders will tender their stock in the offer; the possibility that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of the transaction on relationships with employees, other business partners or governmental entities; the difficulty of predicting the timing or outcome of regulatory approvals or actions, if any, global as well as local political and economic conditions, including interest rate and currency exchange rate fluctuations, delay or failure of projects related to research and/or development, unplanned loss of patents, interruptions of supplies and production, product recalls, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk’s products, introduction of competing products, reliance on information technology, Novo Nordisk’s ability to successfully market current and new products, exposure to product liability and legal proceedings and investigations, changes in governmental laws and related interpretation thereof, including on reimbursement, intellectual property protection and regulatory controls on testing, approval, manufacturing and marketing, perceived or actual failure to adhere to ethical marketing practices, investments in and divestitures of domestic and foreign companies, unexpected growth in costs and expenses, failure to recruit and retain the right employees, failure to maintain a culture of compliance and epidemics, pandemics or other public health crises.

For an overview of some, but not all, of the risks that could adversely affect future results or the accuracy of forward-looking statements in this document, reference is made to the overview of risk factors in ‘Risk Management’ of the Annual Report 2020.

Unless required by law, Novo Nordisk is under no duty and undertakes no obligation to update or revise any forward-looking statement after the distribution of this document, whether as a result of new information, future events or otherwise.

Additional information and where to find it

The tender offer described in this document has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Dicerna, nor is it a substitute for any tender offer materials that Novo Nordisk or Dicerna will file with the SEC. A solicitation and an offer to buy shares of Dicerna will be made only pursuant to an offer to purchase and related materials that Novo Nordisk intends to file with the SEC. At the time the tender offer is commenced, Novo

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888	Internet: www.novonordisk.com CVR no: 24 25 67 90

Nordisk will file a Tender Offer Statement on Schedule TO with the SEC, and Dicerna will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. DICERNA’S STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be sent to all stockholders of Dicerna at no expense to them. The Tender Offer Statement and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at www.sec.gov. Additional copies may be obtained for free by contacting Novo Nordisk or Dicerna. Free copies of these materials and certain other offering documents will be made available by Novo Nordisk on Novo Nordisk’s internet website at www.novonordisk.com/investors or by contacting Novo Nordisk’s Investor Relations Department at listed above, or by directing requests for such materials to the information agent for the offer, which will be named in the Tender Offer Statement. Copies of the documents filed with the SEC by Dicerna will be available free of charge under the “Investors” section of Dicerna’s internet website at www.dicerna.com.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, Novo Nordisk and Dicerna file annual, quarterly and current reports and other information with the SEC. Novo Nordisk’s and Dicerna’s filings with the SEC are also available for free to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888	Internet: www.novonordisk.com CVR no: 24 25 67 90